DB

19008147

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67055

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Genesis Global Trading, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South, 5th FL
(No. and Street)

New York	NY	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Viktoriya Pisetskaya 212-668-3912
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name – *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Viktoriya Pisetskaya, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genesis Global Trading, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

SIMCHA WURTZEL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WU6263948
Qualified In Queens County
My Commission Expires June 25, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Genesis Global Trading, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Genesis Global Trading, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Genesis Global Trading, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Genesis Global Trading, Inc.'s management. Our responsibility is to express an opinion on Genesis Global Trading, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Genesis Global Trading, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter - Digital Currency Activities

In forming our opinion we have considered the adequacy of the disclosures included in Note 12 to the financial statements concerning among other things the risks and uncertainties related to Genesis Global Trading, Inc.'s digital currency activities. The risks and rewards to be recognized by Genesis Global Trading, Inc. associated with its investments in digital currencies will be dependent on many factors outside of Genesis Global Trading, Inc.'s control. The currently unregulated and immature nature of the digital currency markets, including clearing, settlement, custody and trading mechanisms, the dependency on information technology to sustain digital currency continuity, as well as valuation and volume volatility all subject digital currencies to unique risks of theft, loss, or other misappropriation. Furthermore, these factors also contribute to the significant uncertainty with respect

100 Eagle Rock Avenue, Suite 200, East Hanover, NJ 07936 p 973.929.3500 f 973.929.3501 friedmanllp.com

to the future viability and value of digital currencies. Our opinion is not modified with respect of this matter.

Friedman LLP

We have served as Genesis Global Trading, Inc.'s auditor since 2015.

East Hanover, New Jersey
March 1, 2019

Genesis Global Trading, Inc.
Statement of Financial Condition
December 31, 2018

Assets		
Cash and cash equivalents	$	16,511,335
Restricted cash		1,000,000
Receivable from clearing broker		351,378
Receivable from other third parties		2,886,857
Receivable from affiliates		728,206
Securities owned, at fair value		4,680
Investments in digital currencies, at fair value		11,840,693
Investments in digital currency trusts, at fair value		706,696
Digital currency loans to affiliate, at fair value		4,099,450
Property and equipment at cost, net		130,589
Prepaid expenses and other assets		166,115
Deferred tax asset		700,959
Total assets	$	39,126,958
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable and accrued expenses	$	1,981,244
Accrued bonus		7,741,786
Income taxes payable		1,255,102
		10,978,132
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.01 par value; 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		16,302,906
Retained earnings		11,844,920
Total stockholder's equity		28,148,826
Total liabilities and stockholder's equity	$	39,126,958

See notes to Financial Statement

Genesis Global Trading, Inc.
Notes to Financial Statement
December 31, 2018

1. Nature of Business

Genesis Global Trading, Inc. (the "Company") was formed under the laws of the State of Delaware on June 8, 2005. The Company is an introducing broker-dealer, headquartered in New York and is registered with the Securities and Exchange Commission ("SEC"), the New York Department of Financial Services (DFS) and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides a marketplace for transactions in esoteric assets, including auction-rate securities. The Company's activities include trading digital currencies, including bitcoin ("BTC"), ethereum ("ETH"), ethereum classic ("ETC"), ripple ("XRP"), litecoin ("LTC"), bitcoin cash ("BCH"), bitcoin gold ("BTG"), zcash ("ZEC"), stellar lumens ("XML") and horizen ("ZEN") on a proprietary basis and serving as an authorized participant for the Grayscale Bitcoin Trust ("BTC Trust"), Grayscale Bitcoin Cash Trust ("BTC Cash Trust"), the Grayscale Ethereum Classic Trust ("ETC Trust"), the Grayscale Ethereum Trust ("ETH Trust"), the Grayscale Zcash Trust ("Zcash Trust"), the Grayscale XRP Trust ("XRP Trust"), the Grayscale Horizen Trust ("ZEN Trust"), the Grayscale Litecoin Trust ("LTC Trust"), the Grayscale Stellar Lumens Trust ("XLM Trust"), collectively the Trusts and the Grayscale Digital Large Cap Fund ("DLC Fund"). The Trusts are private, open ended-trusts that are invested exclusively in bitcoin, bitcoin cash, ethereum classic, ethereum, zcash, litecoin, ripple, horizen and stellar lumen. The Trusts are sponsored by Grayscale Investments, LLC ("Grayscale"), an affiliate of the Company. The Company is a wholly owned subsidiary of Digital Currency Group, Inc. (the "Parent").

In April 2018, the Company reassigned its existing digital currency loan agreements to an affiliated entity, Genesis Global Capital, LLC.

2. Summary of Significant Accounting Policies

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The following is a summary of significant accounting polices followed by the Company:

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investments in Digital Currencies

The Company accounts for digital currencies at fair value in accordance with Accounting Standards Codification ("ASC") 825. The Company considers its investments in digital currencies to be analogous to commodities as the Commodity Futures Trading Commission ("CFTC") determined that bitcoin and other digital currencies are commodities in September

2. Summary of Significant Accounting Policies (continued)

2015. On March 6, 2018, a United States District Court of New York ruled that the Commodity Futures Trading Commission ("CFTC") has standing to exercise its enforcement power over fraud related to virtual currencies sold in interstate commerce. This ruling affirmed the CFTC's position that digital currencies are subject to the anti-fraud and anti-manipulation enforcement authority, thereby asserting jurisdiction over futures, swaps, and other CFTC regulated derivatives that reference digital currencies. Consistent with the ruling, the Company classifies its investment in digital currencies as commodities.

In determining which of the eligible digital currency exchanges is the Company's principal market, the Company reviews these criteria:

The Company prepares a list of eligible digital currency exchanges and determines if any meet all of the following three criteria: (i) the digital currency exchange has digital currency/U.S. Dollar ("USD") pairing to allow for USD liquidation to U.S. based customers, (ii) the Company has access to the exchange as a U.S. based customer and can legally open an account on the exchange platform, and (iii) the exchange complies with federal and state licensing requirements and practices regarding anti-money laundering procedures that are applicable to the Company. From the list of eligible digital currency exchanges prepared in accordance with the eligibility criteria noted above, the Company selects the exchange with the highest trading volume for digital currency/USD pairing for the trailing twelve months taking into consideration intra-day pricing fluctuations and the degree of variances in price on digital currency exchanges.

The Company determines its principal market annually to determine if (i) there have been recent changes to each digital currency exchange's transaction volume in the prior twelve months, (ii) if any digital currency exchanges have fallen out of, or come into, compliance with applicable regulatory requirements, (iii) if there have been any exchanges that have added a digital currency/USD pairing, and (iv) if recent changes to each digital currency exchange's price stability have occurred that would materially impact the selection of the principal market and necessitate a change in the Company's determination of its principal market.

Digital Currency Network Forks and Airdropped Tokens

When a proposed modification to the digital currency network is not accepted by the vast majority of miners and users but is nonetheless accepted by a substantial population of participants in the network, a "fork" in the blockchain occurs, resulting in two separate digital currency networks. A "hard fork" is a software upgrade that introduces a new rule to the network that is not compatible with the older software, while a "soft fork" is any change that is backward compatible. Holders of digital currency on the original digital currency network, at the time the block is mined and the fork occurs, can then also receive an identical amount of new tokens on the new network.

2. Summary of Significant Accounting Policies (continued)

The Company records network forked tokens at the estimated fair value on the date of the fork. Network forked tokens received during 2018 were recorded at a zero cost basis due to the immaturity of the valuation of each token at the event of the fork. The Company measures the fair value of these tokens at the time a liquid market is established.

On occasion, the Company is in receipt of an airdrop campaign. Airdrop is an involuntary event when the creators of the new token sends the token to numerous wallet addresses. The endholders of the new tokens have the option to abandon them or to sell them. During the year ended December 31, 2018, the Company received several airdropped tokens, which it deemed immaterial and unlikely to hold value. The Company does not record receipt of the tokens as a realizable event, until they are disposed of.

Digital Currency Loans

Through April 2018, the Company extended loans of digital currencies to numerous counterparties. In April 2018, the Company reassigned its previous lending arrangements to an affiliate. The Company continues to extend loans to an affiliate.

The Company does not recognize its digital currency loans extended as sale transactions defined by ASC 860. Upon the maturity of a digital currency loan, the Company expects to receive back the same amount and type of digital currency it originally extended as a loan. The Company at any time has discretion to call back an outstanding loan to be repaid in the original digital currency extended. The Company segregates digital currency loans from the trading inventory and measures them at fair value at each reporting period.

The Company claims the rights to all new tokens that result out of a hard fork event. The borrower of these loans are obligated to return the forked token to the Company.

Investments in Digital Currency Trusts

As an authorized participant of the Trusts, the Company may be required to purchase shares so that each transaction rounds to the next 100 shares. Shares are subject to a twelve month restriction period and cannot be sold until the restricted period is lifted. As a practical expedient, investments in digital currency trusts are carried at net asset value on the Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

Securities Owned, at Fair Value

The Company records securities transactions on trade date basis. Securities owned are held at fair value.

Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include short-term highly liquid investments with original maturities of three months or less and money market accounts.

The Company has $1.0 million of restricted cash as required by The New York Department of Financial Services virtual currency license.

		December 31, 2018
Cash and cash equivalents	$	16,511,335
Restricted cash		1,000,000
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	$	17,511,335

Concentrations of Credit Risk for Cash

The Company maintains its cash balances at various financial institutions. These balances are insured by the FDIC subject to certain limitations. The Company routinely maintains balances in excess of these limits.

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. At December 31, 2018, the Company did not hold any customer funds.

Receivable from Other Third Parties

Receivable from other third parties consists primarily of cash balances held at digital currency exchanges as well as funds receivable for unsettled trades of digital currencies at December 31, 2018. For the purpose of computing the Company's net capital calculation in accordance with SEC Rule 15c3-1, the Company considers receivables from other third parties to be a non-allowable asset. Receivables are recorded at their contractual amount, subject to an allowance for uncollectible amounts, if collection is not deemed probable. Management has determined that no allowance is required at December 31, 2018.

2. Summary of Significant Accounting Policies (continued)

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation methods. The accounting standards establish a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 – Valuations are based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its

2. Summary of Significant Accounting Policies (continued)

entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Property and Equipment, Net

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Computer hardware and software	3 years	Straight Line
Communication systems	5 years	Straight Line
Furniture and fixtures	5 years	Straight Line

Prepaid Expenses and Other Assets

Prepaid expenses and other assets primarily include prepaid amounts relating to various dues and subscriptions, as well as amounts paid to regulators.

Income Taxes

The Company is included in the consolidated federal income tax return with its Parent, as well as various combined state and local income tax returns with its Parent. Income taxes are calculated on a separate return basis in accordance with a tax sharing agreement between the Company and its Parent.

The Company recognizes deferred income tax assets and liabilities for the expected future tax consequences of events on the financial statements in accordance with ASC 740, *"Income Taxes"*. Under this accounting standard, deferred income tax assets and liabilities are based on the differences between book value of assets and liabilities on the balance sheet and tax bases of assets and liabilities, by applying the enacted statutory tax rates in effect for the years when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to an amount that, in the opinion of Management, is "more-likely-than-not" to be realized.

Under ASC 740-10-25, guidance on accounting for uncertainty in income tax positions describes how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The guidance requires the Company to determine whether a tax position is "more-likely-than-not" to be sustained upon examination, including resolution of any related appeals or litigation process, based on the technical merits of the position. For tax positions meeting the "more-likely-than-not" threshold, the tax benefit recognized in the financial

2. Summary of Significant Accounting Policies (continued)

statements is the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the relevant taxing authorities.

The Company's policy is to accrue interest and penalties associated with unrecognized tax benefits, if applicable, as a liability in Income taxes payable in the Statement of Financial Condition.

Recently Adopted Accounting Pronouncements

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments, which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The standard requires equity investments that are not accounted for under the equity method of accounting to be measured at fair value with changes recognized in net income and also updates certain presentation and disclosure requirements. The amendments in this update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this ASU did not have any impact on the Company's financial position.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230), for the presentation of restricted cash in the statement of cash flows. ASU 2016-18 applies to all entities that have restricted cash or restricted cash equivalents and are required to present a statement of cash flows. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. GAAP currently does not include specific guidance on cash flow classification and presentation of changes in restricted cash or restricted cash equivalents. The Company adopted ASU 2016-18 for the year ended December 31, 2018 which was effective for nonpublic companies for annual reporting periods beginning after December 15, 2017.

3. Investments, at Fair Value

Investments owned primarily consist of digital currencies, shares of the digital currency trusts, and digital currency loans. Securities owned consists of equities and auction rate securities.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2018:

	Quoted Prices in Active Markets Identical Assets (Level 1)	Significant Observable inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Net Asset Value	Balance as of December 31, 2018
Equities	$ -	$ -	$ 4,680	$ -	$ 4,680
Auction rate securities	-	-	-	-	-
Investments in digital currencies	-	11,840,693	-	-	11,840,693
Digital currency loans	-	4,099,450	-		4,099,450
Digital currency trusts	-	-	-	706,696	706,696
	$ -	$ 15,940,143	$ 4,680	$ 706,696	$ 16,651,519

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)

	Equities	Auction Rate Securities	Total
Balance at January 1, 2018	$ 4,680	$ 847,901	$ 852,581
Purchases	-	3,593,375	3,593,375
Sales	-	(4,441,276)	(4,441,276)
Balance at December 31, 2018	$ 4,680	$ -	$ 4,680

4. Digital Currency Activities

As of December 31, 2018, the Company held the following digital currencies:

		As of December 31, 2018				As of February 27, 2019
Digital Currency	Principal Market	Tokens Held	Cost	Fair Value per Token	Fair Value	Fair Value per Token
BTC	Coinbase Pro	1,742.37	$ 1,529,751	$ 3,679.42	$ 6,410,915	$ 3,724.77
ETH	Coinbase Pro	3,905.39	638,238	$ 130.90	511,216	$ 128.94
LTC	Coinbase Pro	8,414.98	653,405	$ 29.86	251,271	$ 43.78
XRP	Bitstamp	1,167,826.64	409,307	$ 0.35	405,388	$ 0.30
BCH	Coinbase Pro	2,694.84	492,672	$ 149.40	402,609	$ 127.25
ETC	Coinbase Pro	627,135.12	7,699,320	$ 4.90	3,072,962	$ 4.51
BTG	Bitfinex	502.21	8,335	$ 12.75	6,402	$ 12.63
ZEC	Gemini	4,613.26	477,631	$ 55.81	257,466	$ 51.21
ZEN	Bittrex	39,798.70	673,490	$ 5.16	205,303	$ 5.14
XLM	Bittrex	1,546,463.45	454,049	$ 0.11	170,703	$ 0.08
MANA	Bittrex	1,314,795.24	115,711	$ 0.04	58,052	$ 0.04
BSV	Bittrex	1,043.75	-	$ 84.70	88,406	$ 66.23
			$ 13,151,909		$ 11,840,693	

For the purposes of computing net capital with the Uniform Net Capital Rule 15c3-1, the Company treats investments in digital currencies as non-allowable assets.

On November 15, 2018, Bitcoin Cash hard fork occurred and the Company came into possession of rights to acquire approximately 3,343.75 Bitcoin SV.

Realized gains or losses on digital currency transactions are recorded using the specific identification method.

5. Digital Currency Loans

As of December 31, 2018, the Company held non-interest bearing digital currency loans at fair value with an affiliate as detailed below:

Type of Digital Currency	Tokens loaned	Fair Value of Loan
BTC	1,100	$ 4,048,000
ETC	10,500	51,450
		$ 4,099,450

6. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances arising from customer transactions, as defined. This rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital would be less than five percent of aggregate debits. At December 31, 2018, the Company had net capital of $11,387,283, which was $11,137,283 in excess of its minimum requirement of $250,000.

The Company claims exemptions from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and (k)(2)(ii). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions. The Company maintains a "Special Account for the Exclusive Benefit of Customers of Genesis Global Trading, Inc." for such customer funds received.

The Company also claims exemptions from the provisions of sub-paragraph (k)(2)(ii) as an introducing broker or dealer that carries no customer accounts, promptly transmits any customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Cash held as collateral is not restricted or deemed to be customer assets.

7. Income Taxes

Temporary differences accumulate in deferred income tax balances and are recorded as deferred tax assets and deferred tax liabilities. At December 31, 2018, the components of deferred tax assets and liabilities were as follows:

Deferred tax assets		
Compensation and benefits	$	903,430
Deferred tax liabilities		
Unrealized gains	$	(153,406)
Depreciation and amortization		(7,226)
Prepaid expenses		(41,839)
		(202,471)
Net deferred tax asset	$	700,959

7. Income Taxes (continued)

Deferred tax assets at December 31, 2018, were not reduced by a valuation allowance due to the Company's determination that, based on the weight of available evidence, it is "more-likely-than-not" that the Company will utilize all of its deferred tax assets in the future. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements and prescribes a recognition threshold of "more-likely-than-not" to be sustained upon examination. The Company has not identified any uncertain tax positions that warrant tax reserves based on the "more-likely-than-not" threshold.

The Company is subject to U.S. federal income tax and state and local income tax in multiple jurisdictions. As of December 31, 2018, the earliest year the Company remains subject to examination by the Internal Revenue Service is for tax year December 31, 2015. The earliest year the Company remains subject to examination by state and local tax authorities is December 31, 2015.

US Tax Reform

On December 22, 2017, the President signed Public Law Number 115-97, commonly referred as the Tax Cuts and Jobs Act of 2017 (the "Act") which became effective as of January 1, 2018. The Act enacted comprehensive U.S. tax legislation, making broad and complex changes to the U.S. tax code, including, but not limited to: (1) a reduction in the U.S. federal corporate tax rate from a maximum rate of 35% to a flat rate of 21%; (2) eliminating the corporate alternative minimum tax (commonly referred to as "AMT"); (3) full expensing of certain capital expenditures in the first year of acquisition; and (4) creating new limitations on the deductibility of certain items, such as interest expense, meals and entertainment, and officer compensation.

8. Off Balance Sheet Risk and Concentrations of Operational Risk

Certain of the Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all such customer accounts and is responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

The Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The receivable from clearing broker

8. Off Balance Sheet Risk and Concentrations of Operational Risk (continued)

of $351,378 includes a $250,000 deposit that the Company is required to maintain with its clearing broker.

At December 31, 2018, the Company's cash accounts were held primarily with three financial institutions, each with balances that exceeded the federally insured limit.

9. Related-Party Transactions

The Company has entered into a service agreement with the Parent whereby the Parent provides services to the facilities and other assets.

The Company has a tax sharing agreement with the Parent.

The Company allows its employees and the employees of the Parent to purchase and sell digital currencies from and to the Company.

At December 31, 2018, the Company had $728,206 in receivables from affiliates.

As of December 31, 2018, the Company invested in Trust shares as follows:

Name	Total outstanding shares	Genesis shares	Genesis % Ownership
Grayscale Bitcoin Trust	206,559,100	151,762	0.07%
Grayscale Bitcoin Cash Trust	1,571,100	1,247	0.08%
Grayscale Ethereum Trust	486,200	2,557	0.53%
Grayscale Ethereum Classic Trust	5,073,700	7,808	0.15%
Grayscale Horizen Trust	333,500	401	0.12%
Grayscale Litecoin Trust	63,600	608	0.96%
Grayscale Stellar Lumens Trust	38,700	285	0.74%
Grayscale XRP Trust	135,000	836	0.62%
Grayscale Zcash Trust	1,396,700	4,050	0.29%
Grayscale Digital Large Cap Fund	2,984,100	3,233	0.11%

9. Related-Party Transactions (continued)

During the year ended December 31, 2018, the Company contributed the following to the respective Trusts in its role as authorized participant:

Name	Tokens Contributed
Grayscale Bitcoin Trust	32,281
Grayscale Bitcoin Cash Trust	15,658
Grayscale Ethereum Trust	30,851
Grayscale Ethereum Classic Trust	1,377,086
Grayscale Horizen Trust	333,344
Grayscale Litecoin Trust	6,336
Grayscale Stellar Lumens Trust	3,869,202
Grayscale XRP Trust	13,470,312
Grayscale Zcash Trust	68,790

During the year ended December 31, 2018, the Company contributed the following to the Grayscale Digital Large Cap Fund in its role as authorized participant:

Name	Tokens Contributed
BTC	1,524
ETH	8,812
BCH	1,534
XRP	3,531,122
LTC	4,981

10. Commitments and Contingencies

In the normal course of business, the Company enters into contracts that contain a variety of representation and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects risk of loss to be remote.

Pursuant to the Company's service agreement with the Parent, the Company has no contractual obligations for expenses incurred by the Parent. However, the Parent does have a lease obligation of which a certain portion is allocated to the Company.

11. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying transaction (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

12. Risk Factors

The Company is subject to various risks including market risk, liquidity risk, and other risks related to its investment in digital currencies. Investing in digital currencies is currently unregulated, highly speculative, and volatile. The price of digital currencies has a limited history. During such history, digital currency prices have been volatile and subject to influence by many factors including the levels of liquidity. If digital currency markets continue to experience significant price fluctuations, the Company may experience losses. Several factors may affect the price of digital currencies, including, but not limited to, global supply and demand, and competition from other forms of digital currency or payment services. There is currently no clearing house for digital currencies, nor is there a central or major depository for the custody of digital currencies.

There is a risk that some or all of the Company's digital currencies could be lost or stolen. The Company does not have insurance protection on its digital currencies which exposes the Company to the risk of loss of the Company's digital currencies. Further, digital currency transactions are irrevocable and stolen or incorrectly transferred digital currencies may be irretrievable. To the extent private keys for digital currency addresses are lost, destroyed or otherwise compromised and no backup of the private keys are accessible, the Company may be unable to access the digital currencies held in the associated address and the private key will not be capable of being restored by the digital currency networks. The processes by which digital

12. Risk Factors (continued)

currency transactions are settled are dependent on the digital currencies peer-to-peer networks, and as such, the Company is subject to operational risk. A risk also exists with respect to previously unknown technical vulnerabilities, which may adversely affect the security of the assets or the value of digital currencies.

Investments in the Trusts are restricted to a 12-month lock-up period. Thus, there is inherent risk in the valuation of those shares based on the market movement of the underlying digital currency.

Loans denominated in digital currencies, forks, and airdrops also carry risks similar to investments in digital currencies. Digital currency loans are also subject to the risk of counterparty default. These loans are receivable in the same digital currency originally lent, and there is a risk that digital currencies held by the counterparty could be lost or stolen. The Company is also exposed to risk of loss on the digital currency loans in the event that a counterparty could be required to purchase digital currencies at the prevailing market prices to fulfill the terms of their loan agreements.

As of December 31, 2018, the Company did not have any counterparty default on digital currency loans or on the obligation to advance to the Company the tokens that resulted in a hard fork event.

13. Subsequent Event

The Company paid a dividend in the amount of $4,416,266 to its Parent in February 2019.